10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
June 4, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Attention: Mr. John Ganley
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Credit Company, Inc. Registration Statement on Form N-2 (File Nos. 333-255877 and 811-23299)

Dear Mr. John Ganley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OFS Credit Company, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 9:00 a.m. Eastern Time on June 7, 2021, or as soon thereafter as is practicable.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218 or Dwaune Dupree (202) 383-0206 of Eversheds Sutherland (US) LLP, legal counsel to the Registrant.

Sincerely,

OFS Credit Company, Inc.

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	Chief Executive Officer